Exhibit 23.2

May 11, 2007

NeoStem, Inc.
420 Lexington Avenue
Suite 450
New York, New York 10170

Dear Sirs:

We hereby consent to the references to this firm under the heading “Legal Matters” in the Prospectus. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ LOWENSTEIN SANDLER PC
Lowenstein Sandler PC